Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8

TSX: SLX

SILVERMEX RESOURCES OBTAINS INTERIM ORDER FOR PLAN OF ARRANGEMENT

Vancouver, BC, Canada - May 30, 2012 - Silvermex Resources Inc. ("Silvermex") (TSX: SLX) is pleased to announce that it has obtained an interim order from the Supreme Court of British Columbia authorizing, among other things, the holding of the Company’s annual general and special meeting of securityholders (the “Meeting”) and matters relating to the conduct of such Meeting. At the Meeting, Silvermex shareholders, option holders and warrant holders, (collectively “Silvermex Securityholders”) will be asked, among other things, to consider and, if deemed advisable, to pass a special resolution approving the plan of arrangement (the “Arrangement”), announced on April 3, 2012, between First Majestic Silver Corp. (“First Majestic”) and Silvermex. Meeting materials, including the management information circular, Notice of Annual General and Special Meeting and other related documents in connection to the Arrangement will be mailed to Silvermex Securityholders shortly.

Silvermex will hold the Meeting at Suite 1210 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, on Tuesday, June 26, 2012 at 10:00 a.m. (Vancouver time). If the special resolution approving the Arrangement is passed by the requisite vote of Silvermex Securityholders and all other conditions to the Arrangement are satisfied or waived, First Majestic will, at the effective time of the Arrangement, acquire all of the outstanding Silvermex common shares and Silvermex will become a wholly-owned subsidiary of First Majestic. The Arrangement is subject to, among other things, the approval of the special resolution by at least 66 2/3 % of the votes cast by Silvermex shareholders, warrant holders and option holders voting together as a single class represented either in person or by proxy at the Meeting. Assuming the special resolution is approved at the Meeting, Silvermex anticipates returning to court on or about June 28, 2012 to seek a final order to implement the Arrangement with the transaction closing shortly thereafter. The board of directors of Silvermex unanimously recommends that Silvermex shareholders, option holders and warrant holders vote FOR the resolution approving the Arrangement. For further information with respect to the Arrangement and the necessary approvals, interested parties are directed to the meeting materials which will be available on SEDAR at www.sedar.com and on Silvermex’s website at www.silvermexresources.com/s/proposed_transaction.asp.

Silvermex has retained Laurel Hill Advisory Group, LLC to assist in securing the return of completed proxies and to solicit proxies in favour of the resolution approving the Arrangement. If you have any questions, please contact Laurel Hill by email at assistance@laurellhill.com or by telephone at 1-877-304-0211 (toll free) or collect (416) 304-0211(outside of North America).

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to identify future production centers through extensive exploration programs to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.